Exhibit 99.1

MEIWU TECHNOLOGY COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31, 2021	June 30, 2022
		(Unaudited)
ASSETS
Current Assets:
Cash	$26,634,332	$24,466,120
Accounts receivable	433,002	884,647
Inventories, net	432,955	335,838
Advances to suppliers, net	231,230	5,621,667
Loan receivable	-	-
Other current assets	259,170	3,534,486
Total Current Assets	27,990,689	34,842,758
Property and equipment, net	279,518	237,639
Right of use lease assets, net	19,833	222,874
Goodwill	-	12,232,132
TOTAL ASSETS	$28,290,040	$47,535,403

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$1,659,501	$2,018,074
Short-term loan	47,054	268,285
Contract liabilities	1,153,717	5,133,661
Lease liabilities	19,068	158,535
Accrued expenses and other current liabilities	928,072	914,751
Total Current Liabilities	3,807,412	8,493,306
Due to related parties	6,442,729	6,433,534
Long-term loan	414,072	281,530
Convertible notes	-	4,872,030
Derivative financial liabilities	-	2,883,054
Lease liabilities	-	50,761
Total Non-current liabilities	6,856,801	14,520,909
TOTAL LIABILITIES	$10,664,213	$23,014,215

Commitment and Contingencies
Stockholders’ Equity
Ordinary Shares, no par value, unlimited shares authorized; 48,945,313 and 32,968,755 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	$-	$-
Additional paid-in capital	23,385,695	36,802,261
Accumulated deficit	(6,009,313)	(11,514,459)
Accumulated other comprehensive (loss) income	253,736	(737,397)
Equity attributable to owners of the Company	17,630,118	24,550,405
Non-controlling interests	(4,291)	(29,217)
Total Stockholders’ Equity	17,625,827	24,521,188
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$28,290,040	$47,535,403

MEIWU TECHNOLOGY COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Six Months Ended June 30,
	2021	2022
NET REVENUE	$7,499,540	$1,166,425
COST OF REVENUE	(5,800,663)	(1,015,769)
GROSS PROFIT	1,698,877	150,656

OPERATING EXPENSES
Sales and Marketing Expenses	(1,528,278)	(414,750)
General and Administrative Expenses	(1,126,347)	(5,122,188)
Research and Development Expenses	(271,925)	(172,437)
Total operating expenses	(2,926,550)	(5,709,375)
LOSS FROM OPERATIONS	(1,227,673)	(5,558,719)

Other Income, net	10,409	28,647
LOSS BEFORE INCOME TAX	(1,217,264)	(5,530,072)
Provision for Income Taxes	-	-
NET LOSS	(1,217,264)	(5,530,072)
Less: net loss attributable to non-controlling interest		(24,926)
OTHER COMPREHENSIVE LOSS
Foreign Currency Translation Adjustment	176,491	(991,133)
TOTAL COMPREHENSIVE LOSS	$(1,040,773)	$(6,521,205)

LOSS PER SHARE – BASIC AND DILUTED	(0.04)	(0.17)
WEIGHTED AVERAGE SHARES OUTSTANDING – BASIC AND DILUTED	25,000,000	39,376,394

MEIWU TECHNOLOGY COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2021	2022
Net cash used in operating activities	(6,960,387)	(10,073,063)
Net cash provided by (used in) investing activities	(58,850)	(26,915)
Net cash provided by financing activities	415,690	7,670,698
Effect of changes of foreign exchange rate on cash	60,563	261,068
Net increase in cash	(6,542,984)	(2,168,212)
Cash, beginning of the period	7,027,964	26,634,332
Cash, end of the period	484,980	24,466,120